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                              May 17, 2024

       Timothy Terry
       Principal Executive Officer
       OptimumBank Holdings, Inc.
       2929 East Commercial Boulevard, Suite 303
       Ft. Lauderdale, Florida 33308

                                                        Re: OptimumBank
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 26,
2024
                                                            File No. 333-278970

       Dear Timothy Terry:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Risk Factors, page 3

   1. We note your disclosure on page 2 of your Form 10-K for the year ended December 31,
                                                        2023 that you intend to
continue your focus on increasing your skilled nursing facility loan portfolio. Please
include a risk factor discussing any risks associated with a loan portfolio focused on
skilled nursing facilities. For example, if applicable, please discuss any risks associated
with reimbursement from specific payers (e.g. insurers of local, state, or federal
governments).
 Timothy Terry
FirstName  LastNameTimothy
OptimumBank    Holdings, Inc. Terry
Comapany
May        NameOptimumBank Holdings, Inc.
     17, 2024
May 17,
Page 2 2024 Page 2
FirstName LastName
The Florida property insurance market is in crises, page 8

2. We note your disclosure that many of your customers have incurred significantly higher insurance premiums, or have been unable to secure insurance, on their properties. Please revise your disclosure to discuss whether the risk that your customers are unable to secure insurance on properties securing your loans impacts all or a material portion of the properties securing your loan portfolio.
Our loan portfolio includes a material amount of commercial real estate and commercial and industrial loans, page 9

3. We note your disclosure that your loan portfolio has a material amount of commercial real estate ("CRE") loans and the disclosure in your Form 10-K for the year ended December
         31, 2023 that 62% of your total loan portfolio was secured by commercial real estate properties. We also note your disclosure that repayment of these types of loans can, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy. Please include a separate risk factor discussing any geographic concentration of your loan portfolio secured by commercial real estate, the current real estate environment and economy in which you are operating, and any material adverse effects such environment or economy has had on your business and results of operations. Where appropriate, please revise your disclosure to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current economic environment.
Selling Stockholders, page 17

4. Please provide the natural person or persons who have voting and dispositive control over the shares of the entities listed in the selling stockholders table. Refer to Items 403 and 507 of Regulation S-K and Compliance & Disclosure Interpretations
140.02 under
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210
with any other questions.



                                                                 Sincerely,
 Timothy Terry
OptimumBank Holdings, Inc.
May 17, 2024
Page 3

FirstName LastNameTimothy Terry
                                          Division of Corporation Finance
Comapany NameOptimumBank Holdings, Inc.
                                          Office of Finance
May 17, 2024 Page 3
cc:       Christina Ahrens, Esq.
FirstName LastName